July 17, 2008

VIA EDGAR AND FACSIMILE

Joanna Lam

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Crimson Exploration Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 31, 2008

Form 10-Q for Quarter Ended March 31, 2008

Filed May 14, 2008

Response Letter Dated June 19, 2008

File No. 000-21644

Dear Ms. Lam:

On behalf of Crimson Exploration Inc. (“Crimson” or the “Company”), we are hereby submitting our responses to the Staff’s comments contained in its letter to Crimson dated July 7, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Results of Operations, page 24

Dividends on Preferred Stock, page 26

Comment:

1.

We have read your response to prior comment 2, expressing your views about the materiality of errors in your accounting for undeclared and unpaid dividends on the Series G preferred shares. And although you explain that the errors do not affect net income or loss of the Company, we note that they do impact net loss available to common shareholders and basic net loss per share.

We have consulted with our Division Chief Accountant’s Office and believe the effects are material; and that you will need to amend the financial statements and related disclosures in your Form 10-K to correct the earnings available to common shareholders and basic EPS for

Joanna Lam

United States Securities and Exchange Commission

July 17, 2008

fiscal years 2006 and 2007, and the quarters within those years. You may address the effects of restating the quarters within those years in a note to the financial statements in lieu of amending the earlier interim reports.

Please include an explanatory note at the forepart of the amended filing to indicate the reasons for the amendment and directing readers to those sections of the filing where further details may be found. Please include error correction disclosures in the financial statements, with a table comparing the previously reported and restated amounts.

Response:

In Crimson’s initial response letter to the Staff’s June 5, 2008 comment letter, dated June 19, 2008, we stated: “During the third quarter of 2007, the largest holder of the Series G stock and the Company were reconciling the accrued dividend calculation, and the holder contested the Company’s use of a simple, rather than compounding, method of calculation. After significant discussion, and legal consultation, the Company and the shareholder reached agreement that compounding of the accrued, undeclared dividends was appropriate. The accrued, undeclared dividends were recalculated to reflect the compound method, resulting in an adjustment to increase the accrued amount by a cumulative total of $664,267, for the March 2005 through June 2007 period”.

The Company hosted a teleconference with the Staff on July 14, 2008 to discuss the Staff’s July 7, 2008 response to the Company’s June 19th initial response to the Staff’s original comment letter. In the teleconference, the Staff offered the Company the opportunity to provide the Staff with additional information and facts to support its conclusion that the change in the method of calculating the accrued, undeclared dividends on the Series G Preferred Stock was not a correction of an error but rather a change in accounting estimate, and secondarily, even if considered a correction of an error, that the change was not material to investors.

Preferred Dividend

Section 4(a) of the Certificate of Designation, Preferences and Rights of the Series G Preferred Stock (“the Certificate”) states “the rate of dividends per share shall be expressed as a percentage of the Preferred Liquidation Preference in effect at the relevant time (“Dividend Rate”) and, subject to Section 7(e), shall be 8% per annum.” The Preferred Liquidation Preference is defined in Section 3(a) as “an amount equal to $500 per share of Series G Preferred Stock plus accrued but unpaid dividends from the Original Issue Date”. “Original Issue Date” means February 28, 2005, the date of issuance.

The key issue in determining whether the dividend calculation should be compounded is interpreting what is meant by “in effect at the relevant time” as that phrase is used in Section 4(a). If “in effect at the relevant time” refers to the Preferred Liquidation Preference of the Series G Preferred Stock at each quarter end, then accrued dividends should be

Joanna Lam

United States Securities and Exchange Commission

July 17, 2008

compounded because the definition of Preferred Liquidation Preference would include accrued but unpaid dividends. If “in effect at the relevant time” refers to the “Original Issue Date” (i.e., February 28, 2005) then a non-compounding simple interest calculation method should be used based on a $500 liquidation preference each quarter.

If in fact the “relevant time” was intended to include each quarter end and as a result require compounding, this fact would or should have been clearly indicated and expressly stated in the Certificate. As the parties did not expressly define the phrase “in effect at the relevant time” it is open to interpretation. The Company’s position was that the Original Issuance Date was the proper reference date, thereby providing for simple interest.

Furthermore, the phrase “in effect at the relevant time” may have been intended to refer to the interest rate in effect at the relevant time which varies depending on whether Crimson is in default under the Certificate. If “in effect at the relevant time” is differentiating between the interest calculation during a default period (where the interest rate rises to 14%) and a non-default period (where the interest rate is 8%), then it is unclear whether you use the compound method or the simple method because the Certificate does not indicate at which point in time you calculate the Preferred Liquidation Preference with respect to any particular dividend payment, which could arguably be fixed, for dividend purposes, at $500 – the Preferred Liquidation Preference on the date of issuance.

Based on an imperfect and unclear provision regarding dividend payments on the Series G Preferred Stock, management concluded in February 2005 that simple interest should be used when setting up the formula for calculating accrued, undeclared dividends. This method of calculation also appeared to be acceptable to the holders of the Series G Preferred Stock, including the largest holder of Series G Preferred Stock, because for ten quarters after the initial Series G Preferred Stock instrument was filed in Texas (and subsequently refiled in Delaware when Crimson reincorporated by merger from Texas to Delaware), accrued, undeclared dividends were disclosed as part of Crimson’s quarterly and annual filings with the Commission and the simple interest calculation was not disputed until the third quarter of 2007.

Legal Discussion

The largest holder of Series G Preferred Stock (“Preferred Stock Owner”) disputed the simple interest calculation during the third quarter of 2007. Once disputed, management consulted with Akin Gump Strauss, Hauer & Feld, LLP, the Company’s Legal Counsel. Legal counsel concluded that the dividend provisions contained certain ambiguities relating to what was meant by “in effect at the relevant time” and thus could be open to differing interpretations. Legal Counsel advised the Company that the Preferred Stock Owner could potentially prevail if a legal dispute were initiated. To better ascertain whether Crimson would prevail at trial, the Company would need to consult with trial lawyers which would result in additional legal expense and, eventually, possibly require that Crimson commence, or defend against litigation proceedings involving its largest shareholder. Management determined that the cost

Joanna Lam

United States Securities and Exchange Commission

July 17, 2008

of proceeding with a trial or further disputing the terms of the Series G Preferred Stock out-weighed the possible benefit to Crimson, and thus conceded the issue and agreed that accrued, undeclared dividends would be compounded. This new agreement (“Clarification Memo”) was memorialized by written agreement between the parties.

Accounting Literature

Per SFAS 154 a change in accounting estimate is a necessary consequence “of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information”.

Based on a trigger event, in this case the contesting by the largest shareholder and holder of Series G Preferred Stock of Crimson’s calculation of accrued and unpaid dividends, the Company re-assessed its calculation of the Series G Preferred Stock dividends. While Crimson believed that calculating the dividends on a simple basis was appropriate and that the simple interest calculation was supportable based on the Certificate, it also recognized that the opposing argument also had merit. Based on a cost benefit analysis and discussion with legal counsel, a decision was made not to proceed to trial.

In accordance with SFAS 154, the method of calculating the accrued, undeclared dividends was a change in accounting estimate because of “new information” that became available with the written agreement, the Clarification Memo, between the parties. This Clarification Memo stated that dividends were to be calculated using a compound method versus a simple interest method. For accounting, management believes this Clarification Memo was akin to an amendment to the original Certificate in that it a) provided specific terms outlining how the dividends of the Series G Preferred Stock were to be calculated and b) clarified that the dividend accrual calculation would be applied retroactively to the issuance of the Series G in 2005.

The Company did discuss its conclusion with the Audit Committee and its independent registered public accounting firm, Grant Thornton LLP, and both concurred with our assessment.

Per SFAS 154, for there to be a correction of an error there would need to be an error “resulting from mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared”. Based on the circumstances discussed above, we do not believe the adjustment made during the third quarter of 2007 was to correct the records for mathematical mistakes or to correct for a misapplication of GAAP.

Joanna Lam

United States Securities and Exchange Commission

July 17, 2008

In addition, we do not believe that there was an oversight or misuse of facts at the time the financial statements were prepared. While ultimately a disagreement did occur as to the methodology of how the dividend accrual should be calculated, this disagreement was the result of unclear and ambiguous provisions regarding the calculation of dividends that allowed for various interpretations, and not because the facts were overlooked or misused. In fact the simple interest position taken by the Company is supportable based on the facts and the Company’s position may have been upheld if the Company had elected to go to trial.

Materiality

We believe that the change in the dividend accrual estimate was a change in accounting estimate as defined in SFAS 154. We also believe that the change in the undeclared unpaid dividend estimate was not material. Per SAB 99 “under the governing principles, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances,” as the accounting literature puts it, or the “total mix” of information, in the words of the Supreme Court”. In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. In describing the concept of materiality, FASB Concepts Statement No. 2 Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item”. Our conclusion is that the accounting change was not material. This conclusion is based both on information included in this response letter to the Staff, and other qualitative and quantitative information included in the Company’s initial response letter to the Staff’s June 5, 2008 comments, dated June 19, 2008.

Per SAB Topic 1:N the iron curtain approach “quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination”. In our opinion, the iron curtain approach is not applicable as there was no effect on the balance sheet related to this change.

Per SAB Topic 1:N the rollover approach “quantifies a misstatement based on the amount of the error originating in the current year income statement”. The change in the undeclared and unpaid dividend estimate does not affect Net Income (Loss) in the income statement but does affect Net Loss Available to Common Shareholders and Basic Earnings per Share. We believe that Net Loss Available to Common Shareholders and Basic Earnings per Share are not key metrics that are used by investors of Crimson stock. As discussed in Crimson’s initial response letter to the Staff’s June 5, 2008 comments, there are other metrics such as Proved Reserves and Production that are more relevant. This understanding was confirmed after discussions with an Oil and Gas Equity Analyst who follows our stock.

There is additional anecdotal evidence to support the notion that the Net Loss Available to Common Shareholders and the Basic Earnings per Share was not considered material to

Joanna Lam

United States Securities and Exchange Commission

July 17, 2008

investors in the Company’s stock. The stock price on November 13, 2007, the day before the 10-Q was filed was $9.69. The closing stock price on November 14, 2007, the day the 10-Q was filed containing the re-assessment of the Series G dividends was $11.00. Moreover the average stock price for the 30 days before the filing of the 10-Q was $8.71, ranging from $8.81 to $9.50 a share, while the average stock price for the 30 days after the filing of the 10-Q was $12.11, ranging from $10.40 to $14.50 a share.

To conclude, we do not believe this change is material in light of FASB Concepts Statement No. 2, SAB 99, and SAB Topic 1:N. We also feel that the subject of materiality is secondary to our primary assertion that the change in the estimate of the undeclared dividend accrual was not a correction of an error but rather the change in an accounting estimate as defined by SFAS 154.

Financial Statements

Statements of Shareholders’ Equity, page F-6

Comment:

2.	Please provide a total column to your Statements of Shareholders’ Equity.

Response:

We will file an amended Form 10-K for the year ended December 31, 2007. The amended Form 10-K will include a total column on our Statements of Shareholders’ Equity. All future filings on Form 10-K or 10-Q will include the total column on our Statements of Shareholders’ Equity.

If you have questions on any of the issues addressed above, please contact me at my office telephone number (713) 236-7400 or by fax at (713) 236-4424.

Sincerely,

CRIMSON EXPLORATION INC.

Date: July 17, 2008	/s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and
Chief Financial Officer